

July 2, 2010

Eric G. Wintemute
President and CEO
American Vanguard Corporation
4695 MacArthur Court
Newport Beach, CA 92660

> **Re: American Vanguard Corporation**
> **Form 10-K**
> **Filed March 10, 2010**
> **Schedule 14A**
> **Filed April 27, 2010**
> **File No. 01-13795**

Dear Mr. Wintemute:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K For the Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 21

Results of Operations

1. We note that certain program payments to customers are classified as a reduction of sales revenues and other payments are classified as operating expenses and note a discussion on page 23 regarding changes in the portion that is classified as an operating expense. There is no discussion regarding the impact such programs have had on sales revenues. Please revise to provide a discussion describing the impact that volume or other key performance indicator driven payments, or other program costs, have had on revenue.

2. We note that tolling activities lowered gross profit in 2009 and the first quarter of 2010. Please provide a discussion explaining the nature of these activities and quantify the impact they have on gross profit.

Critical Accounting Policies, page 31

3. This section should include the identification of the accounting estimates reflected in your financial statements that require assumptions on uncertain items and whose changes could materially impact the company's financial condition or changes in operations. In this regard, we note the recent $13.5 million charge recorded to adjust inventory values. As estimates for inventory obsolescence and valuation require assumptions that are uncertain, please revise to disclose the methodology and assumptions underlying these estimates and the impact of any changes in the estimates.

Accrued Program Costs

4. We note that each quarter you estimate the current liability associated with accrued program costs due to distributors and retailers at the end of a growing season. Please expand to explain what is meant by "management applies experience and market place knowledge" to more fully explain the assumptions and methodology underlying these estimates and the impact of any changes in such estimates.

Note 6: Major Customers and Export Sales, page 63

5. Please revise to disclose revenues from customers for each group of similar products or product lines (such as cosmetic, pharmaceutical, nutritional, etc. or herbicide, insecticide, etc.) in accordance with ASC 280-10-50-40.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Consolidated Balance Sheets

6. We note that accrued program costs decreased significantly from December 31, 2009 to March 31, 2010. Please tell us why this liability decreased and, if such a decrease continues for the quarter ended June 30th, please revise your next filing to discuss.

Definitive Proxy Statement on Schedule 14A

Common Stock Ownership of Certain Beneficial Owners, page 12

7. In the table on page 13, we note that you reference footnote 7 for Carl R. Soderlind's beneficial ownership. Footnote 7, however, describes John B. Mile's beneficial holdings.

If you have omitted material information regarding Mr. Soderlind's common stock ownership, please revise in future filings.

Compensation and Discussion Analysis, page 14

8. We note your disclosure on pages 15 and 16 that you benchmark your ten most highly paid executives against public companies having annual revenues of between $225 million and $400 million and that you benchmark similarly situated companies as to the prevalence of equity awards and total compensation among senior executives. Please confirm that in future filings you will identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Grants of Plan Based Awards, page 22

9. We note that column l of your table on pages 22 and 23 shows the full grant date fair value of restricted stock grants made based on the closing price of your common stock as of the date of grant and that you disclose that the closing price was $11.73 per share. We also note that Mr. Thorley's grant date was two months and one day prior to the other named executive officers. Please confirm that the closing price on both grant dates was $11.73 per share.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters or Sonia Bednarowski at 202-551-3666

for questions regarding comments on the proxy statement. Please contact me at 202-551-3380
with any other questions.

Sincerely,

Lyn Shenk
Branch Chief